EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

BetterLife Pharma Inc. (the “Company”)

1275 West 6th Avenue

Suite 300

Vancouver, British Columbia

V6H 1A6

Item 2 Date of Material Change

May 29, 2025

Item 3 News Releases

News releases dated May 14, 22 and 28, 2025

Item 4 Summary of Material Change

BETR-001 Program

During May 2025, the Company presented a scientific update at Bloom Burton Conference in Toronto, Canada and provided the following scientific updates on its BETR-001 program.

Mechanism of Action of BETR-001 in Treatment of Psychiatric Disorders:

At the Bloom Burton Conference, BetterLife reported that its proprietary compound, BETR-001, is showing very promising preclinical data of its breakthrough ability to provide therapeutic effect in depression/anxiety animal models. Current methods of treating depression/anxiety primarily focus on increasing the level of one of the three neurotransmitters: serotonin, norepinephrine and/or dopamine in the brain. Each neurotransmitter has different receptor targets, and each receptor performs different functions. Current treatments are usually reuptake inhibitors such as SSRIs (selective serotonin reuptake inhibitors) and by increasing the amount of a neurotransmitter, all its receptors are activated. What is needed are new treatments that activate the neuroreceptors themselves, and more importantly, only selective subsets of these receptors.

The therapeutic effects of BETR-001 seen in preclinical models are primarily driven by its activation (agonism) of serotonin’s 5HT2A receptor. Not only does BETR-001 activate the 5HT2A receptor, which plays a key role in depression/anxiety, this activation is via a mechanism that allows for a highly efficacious therapeutic effect without  hallucinogenic side effects. This stands in contrast to other potent 5HT2A activators, such as LSD, psilocybin and other psychedelics. BetterLife has reported on the details of BETR-001 activation of the 5HT2A receptor previously (Lewis et al., Cell Reports, 2023). Recently studies have shown that the activation of the 5HT2A receptor above 70% leads to hallucination (Wallach et al., Nature Communications, 2023). Ideally, a therapeutic agent should activate 5HT2A but stay below the 70% threshold. BETR-001 fulfills this parameter perfectly: activating 5HT2A maximally to 60%, unlike LSD, which activates 5HT2A to near 90%.

BetterLife believes that BETR-001’s novel mechanism of action provides a new paradigm for treatment of psychiatric disorders such as depression, anxiety and PTSD. It activates the 5HT2A receptor partially but stays below the hallucination threshold. In addition, unlike LSD, psilocybin, MDMA and other such agents BETR-001 is not an activator of the 5HT2B receptor. Activation of 5HT2B has been linked to cardiac safety. The neuroreceptor selectivity of BETR-001 in this regard is another of its key advantages over other competitor agents. An additional benefit of BETR-001 is that repeated dosing does not induce tolerance, unlike classic agents like LSD. This allows daily administration if needed. Furthermore, the lack of hallucinations with BETR-001 means it is a non-controlled substance and patient self-administration at home is possible. Finally, an overarching property of BETR-001 is that it is a very potent neuroplastogen.

Neuroplastogenic Activity of BETR-001:

The emerging new paradigm in treating psychiatric and neurological disorders is the ability of a drug to enable the brain to rewire by growing new dendrites and spines, which enables new connections between neurons. This phenomenon is called neuroplasticity and the drug that is able to induce such an effect is called a neuroplastogen. BetterLife reported data at the Bloom Burton Conference showing that BETR-001 is a potent neuroplastogen.  In in-vitro treatment of rats with BETR-001, ketamine (as a comparator) and no drug, only BETR-001 treatment was able to significantly induce formation of new spines in cultured neurons.  In additional experiments, BETR-001 was also shown to significantly increase both the number and length of the neuronal dendrites.

More detailed data and background on the neuroplastogenic activity of BETR-001 can be found in the peer-reviewed publication Lewis et al., Cell Reports, 2023.  Based on its excellent neuroplasticity data, its neuroreceptor activation profile and preliminary data obtained in animal models, BETR-001 is projected to be effective in treating various psychiatric and neurological disorders including depression, anxiety, PTSD, traumatic brain injury, migraines and neuropathic pain.

Corporate Update

During May 2025, the Company issued 129,863 common shares and 129,863 share purchase warrants pursuant to the conversion of accrued interest on convertible debentures totaling $12,896.30.  Share purchase warrants are exercisable into common shares, on a one-for-one basis, at an exercise price of $0.10 per warrant and expire on September 27, 2026.

On May 22, 2025, the Company issued a press release in response to British Columbia Securities Commission’s (“BCSC”) May 21, 2025 news release.  The Company stated that, since early 2023, through direct investment of $675,000 and settlement of his annual salary with BetterLife shares, Dr. Ahmad Doroudian, Chief Executive Officer, has increased his ownership from approximately 5.8 million shares to 16 million shares.

On May 29, 2025, the Company filed its audited consolidated financial statements for the years ended January 31, 2025, 2024 and 2023, along with its management’s discussion and analysis, which can be accessed at www.sedarplus.ca.

Item 5 Full Description of Material Change

Refer to Item 4.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9 Date of Report

May 29, 2025

SCHEDULE “A”

BetterLife Pharma Provides Scientific Update of Mechanism of Action of BETR-001 in Treatment of Psychiatric Disorders

VANCOUVER, British Columbia, May 14, 2025 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB : BETRF / FRA: NPAU), an emerging biotech company focused on the development of BETR-001, a non-hallucinogenic neuroplastogen in the treatment of psychiatric and neurological disorders, recently presented a scientific update at Bloom Burton Conference on May 5, 2025 in Toronto, Canada.

BetterLife reported that its proprietary compound, BETR-001, is showing very promising preclinical data of its breakthrough ability to provide therapeutic effect in depression/anxiety animal models. Current methods of treating depression/anxiety primarily focus on increasing the level of one of the three neurotransmitters: serotonin, norepinephrine and/or dopamine in the brain. Each neurotransmitter has different receptor targets, and each receptor performs different functions. Current treatments are usually reuptake inhibitors such as SSRIs (selective serotonin reuptake inhibitors) and by increasing the amount of a neurotransmitter, all its receptors are activated. What is needed are new treatments that activate the neuroreceptors themselves, and more importantly, only selective subsets of these receptors.

The therapeutic effects of BETR-001 seen in preclinical models are primarily driven by its activation (agonism) of serotonin’s 5HT2A receptor. Not only does BETR-001 activate the 5HT2A receptor, which plays a key role in depression/anxiety, this activation is via a mechanism that allows for a highly efficacious therapeutic effect without  hallucinogenic side effects. This stands in contrast to other potent 5HT2A activators, such as LSD, psilocybin and other psychedelics. BetterLife has reported on the details of BETR-001 activation of the 5HT2A receptor previously (Lewis et al., Cell Reports, 2023). Recently studies have shown that the activation of the 5HT2A receptor above 70% leads to hallucination (Wallach et al., Nature Communications, 2023). Ideally, a therapeutic agent should activate 5HT2A but stay below the 70% threshold. BETR-001 fulfills this parameter perfectly: activating 5HT2A maximally to 60%, unlike LSD, which activates 5HT2A to near 90%. This is shown in our 5HT2A receptor activation data below, where the X-axis is an increasing amount of the drug, and the Y axis is the percentage activation of the 5HT2A receptor. The drugs tested are 5-HT (the parent serotonin), LSD and BETR-001.

BetterLife believes that BETR-001’s novel mechanism of action provides a new paradigm for treatment of psychiatric disorders such as depression, anxiety and PTSD. It activates the 5HT2A receptor partially but stays below the hallucination threshold. In addition, unlike LSD, psilocybin, MDMA and other such agents BETR-001 is not an activator of the 5HT2B receptor. Activation of 5HT2B has been linked to cardiac safety. The neuroreceptor selectivity of BETR-001 in this regard is another of its key advantages over other competitor agents. An additional benefit of BETR-001 is that repeated dosing does not induce tolerance, unlike classic agents like LSD. This allows daily administration if needed. Furthermore, the lack of hallucinations with BETR-001 means it is a non-controlled substance and patient self-administration at home is possible. Finally, an overarching property of BETR-001 is that it is a very potent neuroplastogen.

BetterLife has been granted a composition of matter patent on BETR-001 by the USPTO (BetterLife press release January 14, 2025). BetterLife has had its BETR-001 pre-IND meeting with the FDA and has completed most of the required IND-enabling studies. The BETR-001 IND filing and start of human trials are projected for H1 2026. BetterLife is considering the development of BETR-001 for treatment of various psychiatric and neurological disorders.

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic neuroplastogen. BETR-001 is a non-controlled substance. BETR-001 will be developed for the treatment of various psychiatric and neurological disorders. BETR-001 pending patent, for composition and method of use, covers treatment of major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders.

BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety-related disorders including benzodiazepine dependency.

BetterLife also owns a drug candidate for the treatment of viral infections and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

Contact

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

BetterLife Provides Comments on CEO’s Share Position Ownership and Recent BCSC Press Release

VANCOUVER, British Columbia, May 22, 2025 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB : BETRF / FRA: NPAU), an emerging biotech company focused on the development of BETR-001, a non-hallucinogenic neuroplastogen in the treatment of psychiatric and neurological disorders, is issuing the following press release in response to British Columbia Securities Commission’s (“BCSC”) May 21, 2025 news release.

BetterLife announced on July 16, 2024, that it had amended its past Management Information Circulars (“MIC”) to correct disclosures of beneficial ownership by its Chief Executive Officer, Dr. Ahmad Doroudian.  The July 16, 2024, press release corrected Mr. Doroudian’s beneficial ownership as follows:

Dates of MIC and Related Record Dates	Section in MIC	Amount of Beneficial Ownership and Percentage of Class (if applicable) as Disclosed in MIC	Amended Amount of Beneficial Ownership and Percentage of Class (if applicable)
February 28 and February 10, 2023	Proposal No. 2 – Election of Directors	5,506,367 common	5,863,786 common
November 23 and November 5, 2021	Proposal No. 2 – Election of Directors	5,155,162 common	5,529,887 common
November 20 and November 9, 2020	Voting Securities and Principal Holders of Voting Securities	5,155,162 common 13.9%	5,251,637 common 14.2%
February 15 and February 13, 2019	Principal Stockholders and Security Ownership of Management	9,161,929 common 9.455%	21,330,518 common 22.01%

Since early 2023, through direct investment of $675,000 and settlement of his annual salary with BetterLife shares, Dr. Doroudian has increased his ownership from approximately 5.8 million shares to 16 million shares. “I am disappointed by the recent BCSC penalty, but extremely proud of my contributions to BetterLife and the Company’s achievements thus far. I am truly excited about the prospects of BetterLife and its lead asset BETR-001,” said Dr. Doroudian.

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic neuroplastogen. BETR-001 is a non-controlled substance. BETR-001 will be developed for the treatment of various psychiatric and neurological disorders. BETR-001 pending patent, for composition and method of use, covers treatment of major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders.

BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety-related disorders including benzodiazepine dependency.

BetterLife also owns a drug candidate for the treatment of viral infections and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

Contact

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

BetterLife Pharma Provides Scientific Update on Neuroplastogenic Activity of BETR-001

VANCOUVER, British Columbia, May 28, 2025 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB : BETRF / FRA: NPAU), an emerging biotech company focused on the development of BETR-001, a non-hallucinogenic neuroplastogen in the treatment of psychiatric and neurological disorders, recently presented a scientific update at Bloom Burton Conference on May 5, 2025 in Toronto, Canada.

The emerging new paradigm in treating psychiatric and neurological disorders is the ability of a drug to enable the brain to rewire by growing new dendrites and spines, which enables new connections between neurons. This phenomenon is called neuroplasticity and the drug that is able to induce such an effect is called a neuroplastogen. BetterLife reported data at the Bloom Burton Conference showing that BETR-001 is a potent neuroplastogen. The figure below shows images of rat brain cortical neurons in vitro treated with either BETR-001, or ketamine (as a comparator), or no drug. Only BETR-001 treatment was able to significantly induce formation of new spines (green stain) in cultured neurons.

FIGURE: Growth of new neuronal spines in rat brain cortical neuron cultures treated with either BETR-001, ketamine or no drug.

In additional experiments, BETR-001 was also shown to significantly increase both the number and length of the neuronal dendrites, as exemplified in the data shown in the figure below.

FIGURE: Growth of new neuronal dendrites in rat brain cortical neuron cultures treated with either no drug or BETR-001.

More detailed data and background on the neuroplastogenic activity of BETR-001 can be found in the peer-reviewed publication Lewis et al., Cell Reports, 2023.

Based on its excellent neuroplasticity data, its neuroreceptor activation profile and preliminary data obtained in animal models, BETR-001 is projected to be effective in treating various psychiatric and neurological disorders including depression, anxiety, PTSD, traumatic brain injury, migraines and neuropathic pain.

BETR-001 is non-hallucinogenic and not a controlled substance. BetterLife has been granted a composition of matter patent on BETR-001 by the USPTO (BetterLife press release January 14, 2025). BetterLife has had its BETR-001 pre-IND meeting with the FDA and has completed most of the required IND-enabling studies. The BETR-001 IND filing and start of human trials are projected for H1 2026.

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic neuroplastogen. BETR-001 is a non-controlled substance. BETR-001 will be developed for the treatment of various psychiatric and neurological disorders. BETR-001 pending patent, for composition and method of use, covers treatment of major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders.

BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety-related disorders including benzodiazepine dependency.

BetterLife also owns a drug candidate for the treatment of viral infections and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

Contact

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.